Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center, 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

April 10, 2015

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CoLucid Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-203100)

Dear Mr. Riedler:

On behalf of CoLucid Pharmaceuticals, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-1 (File No. 333-203100) filed with the Commission on March 30, 2015 (the “Initial Public Filing”). Concurrently with the submission of this letter, the Company has filed through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”). We have enclosed for your reference two courtesy copies of the Amendment and two copies of the Amendment marked to show all changes made since the filing of the Initial Public Filing.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Amendment.

Our amended and restated bylaws provide that any current or former stockholder…, page 55

1.

We note that Article XI of your amended bylaws that will become effective upon the closing of the offering and have been filed as Exhibit 3.2 include a provision requiring “any person or entity” that “initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in” certain described actions or claims shall be obligated to reimburse the Corporation and any such director, officer or other employee for all fees, costs and expenses of every kind and description associated with such claim where such party “does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such Claiming Party.” We also note your risk factor disclosure on pages 55-56 regarding this fee-

Jeffrey P. Riedler

April 10, 2015

shifting provision. Please amend your risk factor disclosure to include the following information:

•	The types of actions subject to reimbursement;
•	The level of recovery required by the plaintiff to avoid payment. Be sure to define, for example, “a judgment on the merits” and “substantially achieves, in substance and amount” as you intend those terms to be defined, regardless of whether courts have settled upon definitions for those terms;
•	The types of individuals or entities subject to this provision (e.g., former and current shareholders, legal counsel, expert witnesses). Your risk factor first discloses that the provision applies to “any current or former stockholder” but later broadens the provision’s application to “any person or entity.” Please revise to clarify to whom your fee-shifting provision will apply;
•	The types of individuals or entities who would be allowed to recover (e.g., would an affiliate be treated as an “other employee”?); and
•	Whether the bylaw is intended to apply to potential federal securities law claims. Please make your intention explicit in this risk factor.

Company Response: In response to the Staff’s comment, the Company has removed Article XI, the fee-shifting provision, from its Amended and Restated By-Laws and has revised pages 55 and 149 of the Amendment to remove all references to the fee-shifting provision. In addition, the Company has filed a revised version of its Amended and Restated By-Laws as Exhibit 3.2 to the Amendment.

Research and Development Expenses, page 73

2.	With regard to prior comment 11, your revised disclosure indicates all research and development expenses are for lasmiditan. However, since both of your product candidates discussed on page 80 are lasmiditan it is not clear to which product candidate your research and development expenses relate. Please revise your disclosure as necessary to clarify.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72 of the Amendment to clarify that all research and development expenses are attributable to the Company’s oral formulation, lasmiditan, and that none of the research and development expenses are attributable to the Company’s intravenous formulation, IV lasmiditan.

Note 6: Distribution and Supply Agreement, page F-21

3.	With regard to prior comment 23, confirm our understanding, if true, that the $1.5 million payment is advanced payment for commercial supply of lasmiditan. Tell us what events trigger the milestone payments and if you will supply lasmiditan to Ildong for their use in clinical trials. If you will supply lasmiditan to Ildong for use in clinical trials, tell us how Ildong will pay you for this supply.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 106 and F-21 of the Amendment.

Jeffrey P. Riedler

April 10, 2015

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:	Preston Brewer, U.S. Securities and Exchange Commission (with enclosures)
Thomas P. Mathers, Chief Executive Officer, CoLucid Pharmaceuticals, Inc. (without enclosures)
Matthew D. Dallas, Chief Financial Officer, CoLucid Pharmaceuticals, Inc. (without enclosures)
Peter N. Handrinos, Latham & Watkins LLP (without enclosures)
Nathan Ajiashvili, Latham & Watkins LLP (without enclosures)